Agi Earnings Release 3q26

Earnings Call
3Q26


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Disclaimer

This presentation speaks at the date hereof and AGI Inc (the "Company") is under no obligation to update or keep current the information contained in this presentation. Any information expressed herein is subject to change without notice. Any market or other third-party data included in this presentation has been obtained by the Company from third-party sources. While the Company has compiled and extracted the market data, it can provide no assurances of the accuracy and completeness of such information and takes no responsibility for such data.

This presentation contains forward-looking statements. All statements other than statements of historical fact contained in this presentation may be forward-looking statements and include, but are not limited to, statements regarding the Company's intent, belief or current expectations. These forward-looking statements are subject to risks and uncertainties, and may include, among others, financial forecasts and estimates based on assumptions or statements regarding plans, objectives and expectations. Although the Company believes that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to several risks and uncertainties and are made in light of information currently available, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including those risks and uncertainties included in the Company's filings with the U.S. Securities and Exchange Commission. This presentation and the related earnings call include our financial outlook for the next quarters. This financial outlook reflects management's current expectations and assumptions -- including, among others, assumptions regarding the trajectory of Brazil's benchmark interest rate (Selic), the pace of credit originations, the regulatory environment governing payroll-linked lending (including the INSS framework), and general macroeconomic conditions in Brazil -- and is not a guarantee of future performance. The financial outlook is only effective as of the date given and should not be considered updated or affirmed unless and until the Company publicly announces an updated or affirmed financial outlook.

The Company, its advisers and each of their respective directors, officers and employees disclaim any obligation to update the Company's view of such risks and uncertainties or to publicly announce the result of any revision to the forward-looking statements made herein, except where it would be required to do so under applicable law. The forward-looking statements can be identified, in certain cases, through the use of words such as "believe", "may", "might", "can", "could", "is designed to", "will", "aim", "estimate", "continue", "anticipate", "intend," "expect," "forecast", "plan", "predict", "potential", "aspiration," "should," "purpose," "belief," and similar, or variations of, or the negative of such words and expressions.

The financial information in this document includes forecasts, projections and other predictive statements that represent the Company's assumptions and expectations in light of currently available information. These forecasts, projections and other predictive statements are based on the Company's expectations and are subject to variables and uncertainties. The Company's actual performance results may differ. Consequently, no guarantee is presented or implied as to the accuracy of specific forecasts, projections or predictive statements contained herein, and undue reliance should not be placed on the forward-looking statements in this presentation, which are inherently uncertain. In addition to IFRS financials, this presentation includes certain summarized, non-audited or non-IFRS financial information. These summarized, non-audited or non-IFRS financial measures are in addition to, and not a substitute for or superior to, measures of financial performance prepared in accordance with IFRS. See the Company's filings with the U.S. Securities and Exchange Commission for reconciliations of these non-IFRS metrics to the most directly comparable IFRS metrics. References in this presentation to "R$" refer to the Brazilian Real, the official currency of Brazil.

Agenda
For Today

1

Strategic Update

Becoming an AI-Driven Banking Platform

2

agi+

New Revenue Engine: Gaining Traction, Unlocking Value

3

3Q26 At a Glance

Review of Our Performance and Quarterly Highlights

Strategic Update

3Q26 highlights:

- ✓ **+63%** Pre-tax Earnings QoQ
- ✓ **+38%** Net Income QoQ

agi


agi

Marciano Testa
Founder and CEO of Agi Inc.

A scalable, AI-powered growth architecture

AI embedded across one platform is designed to lower unit costs as volume scales, turning growth into operating leverage

Empowered business units
Where AI is deployed

CUSTOMER RELATIONSHIP		BANKING, PAYMENTS & INSURANCE				CREDIT		
Customer Service	Customer Engagement	Payroll	Insurance	Consumer Banking	Payments	INSS & Public Payroll Loans	Private Payroll Loans	Personal Loans

One unified platform
Built once, shared by all

ARTIFICIAL INTELLIGENCE · embedded across every business unit

Tech Stack	Data & Analytics	Market & Business Intelligence

As a result, potential gains are reaching every line of our cost base:

Streamlined cost base
Where AI creates leverage

CAC ⇩	CTS ⇩	CoF ⇩	CoR ⇩
Customer Acquisition Cost	*Cost to Serve*	*Cost of Funding*	*Cost of Risk*
Sharper targeting and personalized engagement	Service that scales without linear cost growth	Liquidity planning and deposit pricing optimization	Newer vintages underwritten on real-time predictive models

agi+ A bank by subscription, gaining traction

Significant subscriber growth QoQ, building a revenue stream and an engaged customer base



700K+
~3x
In only 3 months
250K+
2Q26 Earnings Call
August 5th
3Q26 Earnings Call
November 11th

78

Net Promoter Score

Top 5 most-used benefits[1]

#1	Mobile Top-ups
#2	Pharmacy Discounts
#3	Meals & Restaurants
#4	Beauty & Wellness
#5	Fashion & Apparel

"**Fast adoption** and everyday **benefit usage** validate the **agi+ value prop**"

[1] Since membership program launch.

3Q26 Results at a Glance
Gaining Momentum

Winning Clients
and Credit Origination

8.3 Million
Active Clients
+29% YoY
+9% QoQ

10.0%
Market Share
INSS Payroll Loans
+100bps YoY
+40bps QoQ

R$10.2 Billion
Credit Origination
+77% YoY
+43% QoQ

Growing Balances
with Profitability

R$38.8 Billion
Credit Portfolio
+12% YoY
+5% QoQ

R$244 Million
Fee Revenues
+30% YoY
+80% QoQ

R$276 Million
Net Income
+31% YoY
+38% QoQ

3Q26 Results



Marcello Dubeux
Chief Financial & Investor Relations Officer

Felipe Gaspar Oliveira
IR, M&A and PR Executive Manager



3Q26: Momentum turns into growth and results

Highest origination, broad-based fee growth and 38% QoQ net income growth

Credit Origination
(R$ million)


5,761
5,200
7,086
7,136
10,169
3Q25
4Q25
1Q26
2Q26
3Q26

- ✓ **Strongest** quarterly origination
- ✓ **+77% YoY** and **+43% QoQ**

Private Payroll Loans
(R$ million)


+130%
+61%
980
864
950
1,407
2,258
3Q25
4Q25
1Q26
2Q26
3Q26

- ✓ **Growth accelerated** through September supported by consistent origination volumes
- ✓ **FPD** continues to show **improvement** in newer cohorts

Fee Revenues
(R$ million)


+30%
+80%
188
158
101
136
244
3Q25
4Q25
1Q26
2Q26
3Q26

- ✓ **Broad-based growth** led by insurance brokerage
- ✓ **Agi+** revenues subscription model starts to deliver

Net Income
(R$ million)


+31%
+38%
210.5
161.8
186.5
200.3
276.0
3Q25
4Q25 1
1Q26
2Q26
3Q26

- ✓ **Higher net income** driven by increased **operating results**
- ✓ Annualized **ROE grew 550 bps QoQ**

Notes: [1]Recurring Net Income is shown for 4Q25, which excludes non-recurring effects related to the adjustments made in the civil lawsuits' provisions model

Customers

Expansion of the Active Customer Base


3Q20
1.0M
3Q21
1.5M
3Q22
2.0M
3Q23
2.5M
3Q24
3.6M
3Q25
6.4M
3Q26
8.3
million
Active Clients[1]
+29% YoY
+43%
6y CAGR

Notes: [1]Active Clients - Defined as customers who have at least one product at the end of the quarter.

Credit Portfolio
Mix of Secured and Unsecured Loans



Credit Portfolio
(R$ bn, %)
+12%
Unsecured[2]
Secured[1]
+5%
34.5
14%
86%
34.9
14%
86%
35.5
13%
87%
37.1
12%
88%
38.8
12%
88%
3Q25
4Q25
1Q26
2Q26
3Q26

Notes: [1] Secured Loans - Calculated as the sum of Payroll Loans, FGTS, Payroll Credit Card Loans, Premium Paid on the Acquisition of Credit Portfolios, and Adjustments of Credit Portfolios – Hedge Objects. [2] Unsecured Loans - Calculated as the sum of Personal Credit Loans, Credit Card Loans, and Other Loans.

Becoming the Winner in Payroll Lending

Leveraging our Competitive Advantages to Keep Acquiring Market Share

Market share[1] - INSS Payroll Credit
(%)



+100bps
+40bps
9.0%
9.0%
9.0%
9.6%
10.0%
3Q25
4Q25
1Q26
2Q26
3Q26

Notes: [1]Market Share is calculated using BACEN data.

Private Payroll Loan
With Clear Pathways to Diversify Growth


Private Payroll Loans
(R$ million)
+130%
+61%
979.8
864.0
950.1
1,406.8
2,258.0
3Q25
4Q25
1Q26
2Q26
3Q26

- **High pace of origination from 2Q26 onwards**
- **FPD *(First Payment Default)* of new Cohorts Improving**

Credit Quality

Non-Performing Loans Performing Better in Comparison to Market Trends


Non-Performing Loans
(%)
Agi NPL>90[1]
Market NPL>90[2]
4.7%
5.0%
5.3%
5.5%
6.2%
2.6%
3.7%
3.6%
3.3%
3.5%
3Q25
4Q25
1Q26
2Q26
3Q26

Notes: [1]NPL >90 - Calculated by dividing non-performing loans over 90 days by Gross Loans. [2]Market NPL>90: non-performing loans above 90 days from all lines of personal loans for consumers, as reported by BACEN.

Credit Quality

Cost of Risk Reflects Faster Originations and Portfolio Mix


Cost of Risk LTM[1]
(%)
5.4%
5.6%
5.7%
5.9%
6.1%
3Q25
4Q25
1Q26
2Q26
3Q26


Coverage Ratio
(%)
237%
189%
165%
183%
157%
3Q25
4Q25
1Q26
2Q26
3Q26


Credit Mix
(%)
Unsecured (Personal Credit)
Private Payroll Loans
Other Secured Loans[2]
INSS Payroll Loans
13.8%
2.8%
11.2%
72.2%
13.9%
2.5%
11.4%
72.1%
13.5%
2.7%
11.5%
72.4%
12.1%
3.8%
10.9%
73.2%
11.6%
5.8%
10.2%
72.3%
3Q25
4Q25
1Q26
2Q26
3Q26

Notes: [1] Cost of Risk: calculated by dividing Provisions Expenses by Average Credit Portfolio. [2] Other Secured Loans are Payroll Credit Cards, Public Payroll Loans, FGTS loans.

Revenues
Growth in Line with the Evolution of our Assets



Total Revenues¹
(R$ million)
+15%
+1%
2,800.4
2,958.5
2,996.6
3,171.0
3,216.3
3Q25
4Q25
1Q26
2Q26
3Q26

Notes: [1]Total Revenues is calculated by adding Interest Revenues and Fee Revenues.

Net Interest Income and Margins

NII and NIM
(R$ million)



Net Interest Income[1]
Share of Secured Loans (%)
NIM - Annualized[2]
NIM After provisions - Annualized[3]
+10%
+1%
1,197.8
1,220.1
1,268.6
1,300.9
1,318.5
86.2%
86.1%
86.5%
87.9%
88.4%
12.9%
12.2%
12.0%
12.0%
11.8%
8.2%
6.8%
7.3%
6.8%
6.3%
3Q25
4Q25
1Q26
2Q26
3Q26

- **NIM impacted by higher secured loans on portfolio**
- **Margin After Provisions reduced due to a faster pace of credit origination**

Notes: [1]Net Interest Income - Calculated as the sum of Interest Income and Gains (Losses) on Financial Assets at Fair Value through Profit or Loss, minus Interest Expenses. [2]Net Interest Margin Annualized - Calculated by multiplying the quarters' NII by four and dividing by the average Interest-Bearing Assets from the last two quarters. [3]Net Interest Margin After Provisions Annualized – is the Net Interest Margin net of Expected Credit Losses.

Fee Revenues
Pushed by Growth in Insurance and agi+



Fee Revenues
(R$ million, %)
Fee Revenues
Share over Total Revenues (%)
+30%
+80%
188
158
101
136
244
7%
5%
3%
4%
8%
3Q25
4Q25
1Q26
2Q26
3Q26

Efficiency

We Built a Scalable Platform to Support our Growth



Revenues vs Expenses
(R$ million, %)
SG&A + Personnel Expenses
NII + Fees
Operating Efficiency Ratio (%)[1]
47.6%
45.7%
43.2%
48.9%
44.2%
1,386
1,378
1,369
1,436
1,563
532
520
472
602
583
3Q25
4Q25
1Q26
2Q26
3Q26

- **Efficiency Ratio Improved 470bps QoQ**

Notes: [1]Operating Efficiency Ratio - Calculated by dividing the sum of (i) personnel expenses, (ii) recurring selling, general and administrative expenses, (iii) depreciation and amortization, and (iv) other operating income and expenses, by the sum of (i) NII, (ii) Fee Revenues, (iii) Tax expenses. 4Q25 OER considers the Recurring SG&A

Net Income
Growing QoQ

Net Income and ROE Annualized[1]
(R$ million, %)



Net Income
ROE Annualized¹
+31%
+38%
210.5
161.8
186.5
200.3
276.0
27.9%
20.3%
18.8%
16.9%
22.4%
3Q25
4Q25 ²
1Q26
2Q26
3Q26

- **Annualized ROE grew 550 bps QoQ**

Notes: [1]ROE Annualized is calculated by the quarter's Net Income multiplied by four, divided by the Average Shareholder's Equity of the last two quarters. [2]Recurring Net Income is shown for 4Q25, which excludes non-recurring effects related to the adjustments made in the civil lawsuits' provisions model

Funding

Growth and Diversification

Agency	Long-Term National Rating	Outlook
Fitch Ratings	AA(bra)	Stable
Moody's Local	AA.br	Stable
S&P Global	brAA	Stable



Funding
(R$ bn, %)
+15%
+3%
Retail[1]
Institutional[2]
35.3
37.8
39.3
39.6
40.8
49%
51%
48%
52%
45%
55%
39%
61%
36%
64%
3Q25
4Q25
1Q26
2Q26
3Q26

Notes: [1]Retail funding – Calculated as the sum of demand customer deposits and time customer deposits (CDB). [2]Institutional Funding – Calculated as the sum of DPGE, financial bills, subordinated financial bills, securitizations, interbank deposits and foreign loans.

Total Assets
Driven by Credit Growth



Total Assets
(R$ bn, %)
Assets
ROA LTM¹
3.0%
2.7%
2.0%
1.7%
1.8%
+22%
+7%
44.9
47.8
50.2
51.1
54.6
3Q25
4Q25
1Q26
2Q26
3Q26

Notes: [1]ROA LTM is calculated by the sum of Net Income from the last four quarters divided by the Average Total Assets of the last five quarters.

Equity
Sustainable Growth Driven by Profits


Equity
(R$ bn)
+64%
+5%
3.1
3.3
4.7
4.8
5.1
3Q25
4Q25
1Q26
2Q26
3Q26

- **IPO on 1Q26**

Capital
Comfortable Levels of Capital Adequacy to Leverage the Credit Operations

Capital Adequacy Ratio[1] - Basel III
(%)



Tier II Capital
Tier I Capital
+440bps
-60bps
13.7%
1.2%
12.5%
15.5%
1.3%
14.2%
19.3%
1.2%
18.1%
18.7%
1.2%
17.6%
18.1%
0.9%
17.2%
3Q25
4Q25
1Q26
2Q26
3Q26

Notes: [1]Capital Adequacy Ratio considers Agibank capital structure up to 4Q25. From 1Q26, considers Agi Inc's capital structure.

Thank you.



AGBK
LISTED
NYSE
agi
agi
agi
AGBK
LISTED
NYSE

investors.agiinc.com

investors@agi.com.br

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